Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

The following table sets forth the historical ratios of earnings to fixed charges of Virgin Media for the periods indicated.

	Year ended December 31,
	2011	2010	2009	2008	2007
	(in millions)
Fixed charges:
Interest	£440.8	£477.8	£455.1	£499.3	£514.1
Interest portion of rental expense	15.7	17.6	16.1	10.6	12.6

Fixed charges	£456.5	£495.4	£471.2	£509.9	£526.7

Earnings:
Income (loss) from continuing operations before income taxes	£77.1	£(177.5)	£(361.1)	£(813.1)	£(491.2)
Fixed charges	456.5	495.4	471.2	509.9	526.7
Less: capitalized interest	—	—	—	—	—

Total earnings (deficit)	£533.6	£317.9	£110.1	£(303.2)	£35.5

Ratio of total earnings to fixed charges(1)	1.2 x	£(177.5)	£(361.1)	£(813.1)	£(491.2)

(1)	Earnings for each of the years ended December 31, 2010, 2009, 2008 and 2007 were inadequate to cover fixed charges by the amounts indicated in this row.